Filed pursuant to Rule 424(b)(3)
File No. 333-277773

PROSPECTUS SUPPLEMENT (To Prospectus dated May 29, 2024)	April 15, 2025

OFS Credit Company, Inc.
$200,000,000
Common Stock
This prospectus supplement supplements the prospectus dated May 29, 2024, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, Amendment No. 4 thereto, dated December 7, 2021, Amendment No. 5 thereto, dated August 15, 2023, Amendment No. 6 thereto, dated June 12, 2024 and Amendment No. 7 thereto, dated March 14, 2025, with Lucid Capital Markets LLC and Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to April 14, 2025, we sold a total of 16,074,498 shares of common stock at a weighted average price of $8.67 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $137.6 million after deducting commissions and fees.
Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million. Pursuant to Amendment No. 5 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $130.0 million. Pursuant to Amendment No. 6 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $150.0 million. Pursuant to Amendment No. 7 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $200.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

March 2025 Financial Update
On April 15, 2025, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of March 31, 2025 is between $6.57 and $6.67. This estimate is not a comprehensive statement of our financial condition or results for the month ended March 31, 2025. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that current estimates of our NAV per share may differ materially from future NAV estimates or determinations, including the determination for the period ending April 30, 2025, which will be reported in our Semi-Annual Report on Form N-CSRS.
Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after March 31, 2025 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by interest rate and inflation rate changes, the ongoing war between Russia and Ukraine, the agenda of the new U.S. Presidential administration, including the potential impact of tariff enactment and tax reductions, instability in the U.S. and international banking systems, the risk of recession or a shutdown of U.S. government services and related market volatility, or by other factors, we may experience a material adverse impact on our future net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.
The preliminary financial data included in this March 2025 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.
Declaration of Common and Preferred Stock Distributions
On April 3, 2025, our board of directors (the “Board”) declared monthly cash distributions for common stockholders for each of the three months in the quarter ending July 31, 2025. Our Board also declared monthly cash distributions for our 8.00% Series G Term Preferred Stock due 2030 (the “Series G Term Preferred Stock”) through July 31, 2025.
Common Stock Distributions
The following schedule applies to the common stock (Nasdaq: OCCI) distributions for common stockholders of record on the close of business of each specific record date:

Month	Record Date	Payment Date	Cash Distribution Per Share
May 2025	May 20, 2025	May 30, 2025	$0.115
June 2025	June 20, 2025	June 30, 2025	$0.115
July 2025	July 21, 2025	July 31, 2025	$0.115
Series G Term Preferred Stock Distributions
The following schedule applies to the Series G Term Preferred Stock distributions for preferred stockholders of record on the close of business of each specific record date:

Month	Record Date	Payment Date	Cash Distribution Per Share
April 2025	April 18, 2025	April 30, 2025	$0.16666667
May 2025	May 20, 2025	May 30, 2025	$0.16666667
June 2025	June 20, 2025	June 30, 2025	$0.16666667
July 2025	July 21, 2025	July 31, 2025	$0.16666667